FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on March 28th, 2006 announcing  that it has completed a merger with Cove Apparel, Inc.

                                                                       Exhibit 1

                                                                       ---------

Euroseas Ltd. Completes Merger with Cove Apparel, Inc.

Maroussi, Athens, Greece – March 28, 2006 – Euroseas Ltd., (OTCBB: ESEAF) an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it completed its merger with Cove Apparel, Inc.

In accordance with the terms of the merger, Cove merged into Euroseas Acquisition Company Inc., a Delaware wholly owned subsidiary of Euroseas, which, in turn, changed its name to Cove Apparel, Inc. Cove stockholders will receive 0.102969 shares of Euroseas’ common stock.  They will also receive a dividend of $0.01339 for each share of Cove common stock owned based upon dividends previously declared by Euroseas.

Following the merger, and following the conversion of all common shares of Cove into common shares of Euroseas, Euroseas has a total of 37,860,326 common shares outstanding. There are also 1,756,743 warrants outstanding entitled to acquire shares of common stock of Euroseas at an exercise price of $ 3.60 per share for a 5-year period (expiring on August 25, 2010).

As a result of the merger, Cove’s stock has been de-listed and no longer trades on the OTC Bulletin Board. Euroseas has applied to list its shares of common stock on the OTC Bulletin Board and expects to commence trading shortly under the ticker symbol ESEAF. Euroseas has also applied, as soon as it qualifies, to transfer its listing to the NASDAQ National Market.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 125 years. Currently, Euroseas Ltd. owns and operates 8 vessels, including 4 Handysize dry bulk carriers, 3 Handysize containerships, and 1 Panamax drybulk carrier. Euroseas has signed a Memorandum of Agreement to sell 1 Handysize bulk carrier (M/V “John P”) to be delivered to the buyers in late June / early July 2006. Euroseas operates in the drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas' five drybulk carrier vessels have total cargo capacity of 190,904 deadweight tons (dwt) and its containerships have total cargo capacity of 66,100 dwt and 4,636 twenty-foot equivalent units (teu).

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated March 28th, 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President